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                            February 24, 2021

       Nicholas King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed February 5,
2021
                                                            File No. 024-11306

       Dear Mr. King:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2021 letter.

       Amendment No. 4 to Offering Statement on Form 1-A

       Asset Cost of the Series, page 1

   1. We note your response to our prior comment 1 regarding the difference in purchase price for the series assets.
We note your response that "[t]he difference between the Manager   s
                                                        asset purchase price
and the Series    asset purchase price includes holding costs incurred
                                                        by the Manager, mainly
the storage and insurance costs paid by the Manager to the third party providers. The
remainder of that difference is the sourcing fee which is part of compensation to the
Manager for asset identification and acquisition." We note that the difference in purchase
price totals $1,038.62. We also note the invoices included in your previous filings
include storage, shipping and insurance information as follows:
                                                            Screaming Eagle,
Invoice # 201101, includes shipping via Fed Ex 2 Day Air from
 Nicholas King
FirstName
VV MarketsLastNameNicholas King
            LLC
Comapany24,
February  NameVV
            2021 Markets LLC
February
Page 2 24, 2021 Page 2
FirstName LastName
              Honolulu to DC Storage, $194.00; and shipping insurance, $360.45.
                The Oak House Durham, Invoice # 1021, includes "Direct From Opus One Winery to
              Empire Distribution on 10/15/20 to The Oak House on 10/16/20 where it will reside in proper storage for up to 30 days, complementary."
                Harlan Estate, Order No. BLK-56327, includes shipping cost of $90.00.

         Please revise your disclosure to explain the difference in the Manager's asset price and
         Series' Asset purchase price. If the difference includes other holding costs that are not included in the invoices, please explain. Please also clarify whether the storage and maintenance costs and insurance costs included in the Use of Proceeds table are expenses that you have already incurred or expect to incur in the future. Offering Summary, page 1

2. You state that you will work with industry leaders and that by consulting with experts you will attempt to acquire top of the line wines with strong future appreciation prospects.
         However, you also state that members of the Advisory Board will not be known until after qualification of the Form 1-A, and that currently the Board consists only of Ryan Vet and
         Miles Davis. It also appears that your CEO and CFO do not have any experience in the wine industry. Please revise the biographies of the members of your Advisory Board and your executive officers to specify the dates of employment for each of their positions held during the past five years, as well as the number of years served at any positions held outside of the five year window that you choose to discuss. Please include information as to the nature of the responsibilities in each of the prior positions and the size of the operation supervised, if the employee was in a supervisory position. If not, please state this fact. Please also balance the disclosure in your Summary by indicating that your executive officers have no experience in the wine industry and have only limited investing experience, including quantification of the number of years of their experience. Please add similar disclosure in your risk factor section. Finally, please properly format the chart on page 62 so that the headings line up with the columns and the information in the table can be clearly understood.
Offering Summary, page 2

3. You disclose that your manager is developing your platform using proprietary and licensed technology. Please disclose the license partners, and the material terms of the licenses, such as material payments and rights to the technology. Please also file the license agreement(s) as an exhibit to the Offering Statement.
Use of Proceeds, page 10

4. We note your response to our prior comment 15, including that your sourcing fee is
         $2,310, which is 5% of the offering price. We also note your disclosure on page 5 that states that "[i]n general, the sourcing fee will be half of the difference between the offering amount and the calculated market value." Based on that definition, in this
 Nicholas King
FirstName
VV MarketsLastNameNicholas King
            LLC
Comapany24,
February  NameVV
            2021 Markets LLC
February
Page 3 24, 2021 Page 3
FirstName LastName
         offering, it looks like the sourcing fee would be $3,397. Please revise to disclose why the sourcing fee for this offering is different than your "general" calculation for the sourcing fee.
5. We note your response to our prior comment 16. Please revise this section once the various amounts are known. Please note, this section must be completed prior to qualification.
Plan of Distribution, page 12

6. We note your response to our prior comment 12. We note that you intend that your investment platform will be available and launch in connection with the Series offering.
         Because the investment platform is not yet operational, please clarify how you intend to distribute the Interests to investors if it fails to become operational. We also note that there is no timeline for your potential future trading platform. In your offering statement, please clearly differentiate references to your investing platform and your future trading platform. We also note your website states that investors can "sell your shares" and page 29 of your offering statement states that your "plan and mission [is] to seek to provide liquidity to investors by providing a platform for investors to transfer their interests for cash or for interests in another series." Because your future trading platform is not currently available, please remove such statements and make it clear in your offering statement that your shares will not have liquidity and may not ever have liquidity. Please also revise your disclosure on page 18 and elsewhere that you discuss the
         Vint Platform to reflect that it is not yet operational. As one example, your disclosure on page 18 says that the Vint Platform relies on third-party datacenters, which suggests that the platform is currently operational.
Other risks in the industry include..., page 24

7. Please indicate the expiration date for the licenses referenced in this section. Please include similar disclosure elsewhere that you discuss such licenses and relevant
         Regulation.
Notice Regarding Agreement to Arbitrate, page 35

8. Please clearly disclose that the agreement to arbitrate does not apply to claims under the federal securities laws.
Description of Series Asset, page 37

9. Please define terms in this section so that their meaning is clear to investors. We note, for example, terms such as "vertical," "second-tier," and "bubble-coded verification."
Investor Suitability Standards, page 45

10. Please explain what it means that you will not offer or sell to prospective investors subject to ERISA.
 Nicholas King
FirstName
VV MarketsLastNameNicholas King
            LLC
Comapany24,
February  NameVV
            2021 Markets LLC
February
Page 4 24, 2021 Page 4
FirstName LastName
Manager, page 50

11. Please add risk factor disclosure explaining that the Manager will have no duty or obligation (fiduciary or otherwise) to the company, any series or any of the interest holders, including the related risks to investors.
Exhibits

12. We note your response to our prior comment 13. It appears that the Domaine DC storage agreement reflecting the annual contract term has been included at pages 6-9 of your offering statement. Please revise to include this agreement as an exhibit.
13. We note that you included the wine invoices within the text of the offering statement.
         Please file the invoices as exhibits in your next amendment.
General

14. We note your amended disclaimer in response to our prior comment 20 includes the language "[o]ur preliminary offering circular that has yet to be qualified may be reviewed on the SEC's Website." The hyperlink that you have included in connection with the words "SEC's Website" appears to be a link to a third party website that is not associated with the SEC. Please revise to include a link to your filing as it appears on EDGAR.
15. We note your response to our prior comment 21. Please revise your website to clarify that the chart showing Historical Strong Returns & Low Volatility and the related language is not a reflection of your product or offerings.
16. Please revise to clearly state the number of interests you are offering, and whether there is a minimum amount necessary for closing. Throughout the offering statement you say that the offering will close on a date determined by the Manager, provided the minimum series interests have been accepted. However, in your fee table you list the total minimum and total maximum amount as $46,000, and it is unclear what this means. In addition, your disclosure on page 38 says that the company will purchase the underlying assets "subject to qualification of this offering and the sale of 1,000 shares at the price of $46 per share.
         Please clarify whether your offering will close if you sell less than a specific amount of securities. If so, please clearly disclose this throughout, including whether there is a minimum amount you must sell in order to close. If you will only close the offering if you sell the full amount being offered, please make this clear in your disclosure.
17. Please revise your offering statement to ensure that the disclosure throughout reflects the terms of your specific offering. We note conflicting disclosure throughout for a number of terms, including whether subscription funds are held in escrow, whether the Manager will resell its shares, when the Manager will acquire the wines from the Asset Seller and when the Series will acquire the wines from the Manager, the price at which the wines will be purchased from the Manager, and whether it is "market value," whether the
         Manager is covering certain expenses or will seek reimbursement for such expenses, and
 Nicholas King
VV Markets LLC
February 24, 2021
Page 5
      who is responsible for expenses such as operating expenses (including a reference to
      "Operating Expenses Reimbursement Obligation" and "income generated from the
      Underlying Asset" which does not appear applicable to this offering), and conflicts in the
      Use of Proceeds disclosure in multiple places in the Offering Statement. Please revise throughout and ensure all disclosure is correct and applies to your planned offering.
       You may contact Scott Stringer at (202) 551-3272 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameNicholas King
                                                           Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                           Office of Trade &
Services
February 24, 2021 Page 5
cc:       Christopher E. Gatewood
FirstName LastName